EXHIBIT 99.1

Lumenis Ltd. Announces Series of Appointments in
Executive Regional Management

Lumenis strengthens regional management with industry leaders, and solidifies infrastructure for aggressive growth

Yokneam, Israel, August 23rd 2007 – Lumenis® Ltd., a global developer, manufacturer and seller of laser, light-based and radiofrequency devices for surgical, aesthetic, ophthalmic, dental and veterinary applications, announced the appointment of Mr. Eckhard Lachenaur on August 15th as President of Lumenis Europe. This move is the latest in a series of appointments of senior regional executive management positions in Lumenis since the beginning of January 2007.

Robert Mann joined Lumenis as President of Lumenis America in January 2007. A seasoned executive with over 25 years of experience in sales, marketing and business development, Mr. Mann came to Lumenis from Laserscope.

Kow (Alex) Tanaka joined Lumenis as President Lumenis Japan in June 2007. Coming from GE Healthcare Business, Mr. Tanaka brings to the company many years of experience in sales and business development within the medical equipment industry.

Nelson Mendes joined Lumenis as President Lumenis Latin America and the Caribbean in June 2007, having held various marketing, sales and product related management positions for over 18 years at G.E. Healthcare Business.

The above joined Mr. Zhai Qiying President of Lumenis China and APAC who has been with the company since 2001.

Mr. Dov Ofer, Chief Executive Officer of Lumenis said: “The senior regional management team led by our COO Mr. Zivi Nedivi, is stronger than ever, with the recent appointments bringing a wealth of experience as proven industry leaders. We are focused on building a world class executive management team, capable of implementing diverse, global business plans and driving shareholder and market value. Lumenis is in a good position to implement its global growth strategy, developing opportunities for our products and achieving the highest levels of customer care”.

About Lumenis® Ltd.
Lumenis® Ltd. is a global developer, manufacturer and seller of laser, light-based and radio frequency devices for surgical, aesthetic, ophthalmic, dental and veterinary applications. The Company offers a wide range of products along with extensive product support systems including training, education and service. Lumenis® Ltd. invests heavily in research and development to maintain and enhance its leading industry position. The Company holds numerous patents worldwide on its technologies. For more information about Lumenis® Ltd. and its products, log onto: http://www.lumenis.com

Contact:
Michelle Maydan
Director of Corporate Communications
1-866-569-0597
+972-4-959-9004
e-mail: mmaydan@lumenis.com